Exhibit 99.1

                              FOR IMMEDIATE RELEASE

           BHO Announces Results for the Year Ended December 31, 2004

         NEW YORK, NEW YORK, April 21, 2005. . . . B+H Ocean Carriers Ltd. (AMEX: BHO) reported net income of $4,424,000 or $1.15 per share basic and $1.00 per share diluted, for the year ended December 31, 2004, compared to a loss of $13,092,000 or ($3.41) per share basic and diluted, for the year ended December 31, 2003. Income from vessel operations was $5,755,000 for the year, as compared to a loss from operations of $18,416,000 for 2003. Income from vessel operations in 2004 included revenues of $51,363,000 and losses from vessel sales of $4,683,000 as compared to revenues of $55,157,000 and losses from vessel sales of $16,188,000 in 2003. Vessel operating expenses included $1,563,000 for drydocking of two ships in the 2004 and $3,552,000 for drydocking of three ships in 2003.

         The Company generated cash from operations of $12,461,000 for the year ended December 31, 2004 as compared to $6,997,000 for the year ended December 31, 2003.

         The Company is engaged in the business of acquiring, investing in, owning, operating and selling product tankers and bulk carriers. The Company currently owns a fleet of seven Medium Range product tankers and four OBOs (Ore/Bulk/Oil), all of which are on long-term time charters.

Safe Harbor Statement

         Certain statements contained in this press release, including, without limitation, statements containing the words "believes," "anticipates," "expects," and words of similar import, constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company's financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company's Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

                                      # # #

For further information, access the Company's website:        www.bhocean.com

Company Contact:           Karen Ptak
                           401/410.1215


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

                             B+H OCEAN CARRIERS LTD.
                           CONSOLIDATED BALANCE SHEETS


                                     Assets
                                                                          December 31,
                                                                      2004            2003
                                                                  ------------    ------------
Current assets:
Cash and cash equivalents                                         $ 12,063,022    $  2,908,824
Marketable securities                                                  198,270            --
Trade accounts receivable, less allowance for doubtful accounts      5,545,504       1,824,008
  of $137,000 and $108,000 in 2004 and 2003, respectively
Inventories                                                            770,381         907,947
Prepaid expenses and other current assets                              766,827         893,433
                                                                  ------------    ------------
Total current assets                                                19,344,004       6,534,212
                                                                  ------------    ------------

Vessels, at cost:
Vessels                                                             94,705,496      97,148,430
Less - Accumulated depreciation                                    (31,608,510)    (33,285,112)
                                                                  ------------    ------------
                                                                    63,096,986      63,863,318
                                                                  ------------    ------------
Investments and other assets                                           461,313         432,682
                                                                  ------------    ------------

Total assets                                                      $ 82,902,303    $ 70,830,212
                                                                  ============    ============


                     Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable                                                  $  5,331,028    $  7,446,879
Accrued liabilities                                                  2,298,824       1,764,877
Accrued interest                                                       267,842         188,869
Current portion of mortgage payable                                 10,800,000       6,799,312
Deferred income                                                      1,299,414         730,255
Other liabilities                                                       76,086          94,442
                                                                  ------------    ------------
Total current liabilities                                           20,073,194      17,024,634

Note payable to related party                                             --           944,686
Mortgage payable                                                    18,465,472      12,365,988
                                                                  ------------    ------------
Total liabilities                                                   38,538,666      30,335,308
                                                                  ------------    ------------
Commitments and contingencies (Note 7)


Shareholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;
     no shares issued and outstanding                                     --              --
Common stock, $0.01 par value; 30,000,000 shares authorized;
     4,314,025 shares issued, 3,839,242 and 3,831,177 shares
     outstanding as of December 31, 2004 and 2003, respectively         43,140          43,140
Paid-in capital                                                     37,538,669      38,142,343
Retained earnings                                                    9,807,294       5,383,279
                                                                  ------------    ------------
                                                                    47,389,103      43,568,762
Less - Treasury stock                                                3,025,466       3,073,858
                                                                  ------------    ------------
Total shareholders' equity                                          44,363,637      40,494,904
                                                                  ------------    ------------
Total liabilities and shareholders' equity                        $ 82,902,303    $ 70,830,212
                                                                  ============    ============
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

                             B+H OCEAN CARRIERS LTD.
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                          For the year ending December 31,
                                                                       2004            2003            2002
                                                                   ------------    ------------    ------------
Revenues:
Voyage, time and bareboat charter revenues                         $ 51,362,910    $ 55,156,875    $ 64,537,505
Other income                                                               --              --            27,881
                                                                   ------------    ------------    ------------
Total revenues                                                       51,362,910      55,156,875      64,565,386

Operating expenses:
Voyage expenses                                                       9,663,653      19,373,318      28,683,727
Vessel operating expenses, drydocking and survey costs               19,742,875      25,089,187      16,282,104
Depreciation and amortization                                         7,763,640       9,024,806      10,407,804
Loss on sale of vessels                                               4,682,965      16,187,604            --
General and administrative:
     Management fees to related party                                   548,653         891,570         908,366
     Consulting and professional fees, and other expenses             3,206,483       3,006,315       2,595,052
                                                                   ------------    ------------    ------------
Total operating expenses                                             45,608,269      73,572,800      58,877,053
                                                                   ------------    ------------    ------------

Income (loss) from vessel operations                                  5,754,641     (18,415,925)      5,688,333
                                                                   ------------    ------------    ------------

Other income (expense):
Gain on retirement of 9-7/8% First Preferred Ship Mortgage Notes           --         6,803,965         797,875
Interest expense                                                     (1,361,753)     (1,506,023)     (3,442,857)
Interest income                                                          32,857           1,832          36,981
Earn-out interest                                                          --              --         1,004,150
Loss to minority interest in subsidiary                                    --            23,866            --
Other (expense)                                                          (1,730)           --              --
                                                                   ------------    ------------    ------------
Total other (expenses) income, net                                   (1,330,626)      5,323,640      (1,603,851)
                                                                   ------------    ------------    ------------

Net income (loss)                                                  $  4,424,015    $(13,092,285)   $  4,084,482
                                                                   ============    ============    ============

Basic earnings (loss) per common share                             $       1.15    $      (3.41)   $       1.06
                                                                   ============    ============    ============

Diluted earnings (loss) per common share                           $       1.00    $      (3.41)   $       0.93
                                                                   ============    ============    ============

Weighted average number of common shares outstanding:
Basic                                                                 3,839,242       3,835,269       3,869,865
                                                                   ============    ============    ============

Diluted                                                               4,404,757       3,835,269       4,413,423
                                                                   ============    ============    ============

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

                             B+H OCEAN CARRIERS LTD.
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                           For the year ending December 31,
                                                                         2004            2003            2002
                                                                     ------------    ------------    ------------
Cash flows from operating activities:
Net income (loss)                                                    $  4,424,015    $(13,092,285)   $  4,084,482
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization                                           7,763,640       9,024,806      10,407,804
Loss on sale of vessels                                                 4,682,965      16,187,604            --
Income to minority interest in subsidiary                                    --           (23,866)           --
Provision for bad debts                                                    29,394            --           108,000
Earn-out interest                                                            --              --        (1,004,150)
Gain on retirement of 9-7/8% First Preferred Ship Mortgage
  Notes                                                                      --        (6,803,965)       (797,875)
Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable                       (3,750,890)      2,490,483      (3,406,062)
Decrease (increase) in inventories                                        137,566         895,674        (834,783)
Decrease (increase) in prepaid expenses and other assets                  126,606         (11,089)         22,437
(Decrease) increase in accounts payable                                (2,115,851)        515,261       1,469,076
Increase (decrease) in accrued liabilities                                533,947        (296,395)     (2,344,655)
Increase (decrease) in accrued interest and earn-out
  interest                                                                 78,973      (1,227,860)       (624,888)
Increase (decrease) in deferred income                                    569,159         (58,572)       (235,987)
(Decrease) increase in other liabilities                                  (18,356)       (602,432)        488,749
                                                                     ------------    ------------    ------------
Total adjustments                                                       8,037,153      20,089,649       3,247,666
                                                                     ------------    ------------    ------------
Net cash provided by operating activities                              12,461,168       6,997,364       7,332,148

Cash flows from investing activities:
Purchase and investment in vessels                                    (20,589,234)           --        (1,405,082)
Proceeds from sale of vessels                                           9,239,985      13,209,375            --
Purchase of marketable securities                                        (198,270)           --              --
Loans to affiliates                                                          --              --           736,750
                                                                     ------------    ------------    ------------
Net cash (used in) provided by investing activities                   (11,547,519)     13,209,375        (668,332)
                                                                     ------------    ------------    ------------

Cash flows from financing activities:
Payments for debt issuance costs                                         (359,655)        (71,894)       (423,816)
Contribution from minority shareholder                                       --            93,990            --
Retirement of 9-7/8% First Preferred Ship Mortgage Notes                     --        (5,075,971)       (452,125)
Purchase of treasury stock                                                   --           (93,722)       (640,665)
Repurchase of options                                                    (644,000)           --              --
Issuance of Treasury Shares                                                88,718          35,187            --
Proceeds from vessel financing                                         19,000,000       4,995,298      38,648,000
Related party loan                                                       (944,686)        944,686            --
Payment of earn-out interest                                                 --              --        (2,968,999)
Payments of mortgage principal                                         (8,899,828)    (25,712,748)    (45,506,941)
                                                                     ------------    ------------    ------------
Net cash provided by (used in) financing activities                     8,240,549     (24,885,174)    (11,344,546)
                                                                     ------------    ------------    ------------

Net increase (decrease) in cash and cash equivalents                    9,154,198      (4,678,435)     (4,680,730)
Cash and cash equivalents, beginning of year                            2,908,824       7,587,259      12,267,989
                                                                     ------------    ------------    ------------
Cash and cash equivalents, end of year                               $ 12,063,022    $  2,908,824    $  7,587,259
                                                                     ============    ============    ============
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